

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



October 30, 2007

Sebastian R. Sperber
Cleary Gottlieb Steen & Hamilton LLP
City Place House
55 Basinghall Street
London EC2V 5EH
United Kingdom

Re: Proposed Offer for Tele Atlas N.V. by Garmin Ltd.
TP No. 08-12

Dear Mr. Sperber:

In your letter dated October 30, 2007, as supplemented by conversations with the staff of the Division of Market Regulation ("Division"), you request on behalf of your client, Garmin, exemptive relief from Rule 14e-5 under the Exchange Act in connection with purchases and arrangements to purchase shares of Tele Atlas by or on behalf of Garmin outside of the Offer. We have attached a copy of your letter to avoid reciting the facts presented therein. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

On the basis of your representations and the facts presented in your letter, but without necessarily concurring with your analysis, the Commission hereby grants an exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Tele Atlas Ordinary Shares otherwise than pursuant to the Offer, particularly in light of the following facts:

1. Tele Atlas is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act;

2. The Offer is required to be conducted in accordance with Dutch law, in particular the Dutch Takeover Regulations;

3. The Prospective Purchasers will not make any purchases or arrangements to purchase Tele Atlas Ordinary Shares outside of the Offer for a consideration greater than that paid to all holders of Tele Atlas Ordinary Shares pursuant to the Offer; and

4. The existence of the Agreement on Mutual Administrative Assistance in the Exchange of Information in Securities Matters between the Commission and the Minister of Finance of the Kingdom of the Netherlands, dated December 11, 1989.

The Commission grants the foregoing exemption subject to the following conditions:

1. No purchases or arrangements to purchase Tele Atlas Ordinary Shares, otherwise than pursuant to the Offer, shall be made in the United States, unless otherwise permitted under Rule 14e-5;

2. Disclosure of the possibility of, or intention to make, purchases or arrangements to purchase Tele Atlas Ordinary Shares outside of the Offer by the Prospective Purchasers and the manner in which information regarding such purchases or arrangements to purchase will be disseminated shall be included prominently in the Offer Document;

3. The Prospective Purchasers shall disclose in the United States, to the extent such information is made public in the Netherlands pursuant to the Dutch Takeover Regulations, information regarding all purchases of Tele Atlas Ordinary Shares by or on behalf of Garmin outside of the Offer subsequent to the announcement date;

4. The Prospective Purchasers shall comply with applicable requirements under Dutch law, including the Dutch Takeover Regulations;

5. The Dutch Takeover Regulations provide that an offeror must pay in a tender offer the highest consideration paid by that offeror outside of the offer only in transactions other than on an exchange; however, the Prospective Purchasers shall raise the tender offer price to match any more favorable consideration paid for Tele Atlas Ordinary Shares outside of the Offer;

6. The Prospective Purchasers shall provide to the Division, upon request, a daily time-sequenced schedule of all purchases of Tele Atlas Ordinary Shares made by or on behalf of Garmin outside of the Offer, on a transaction-by-transaction basis, including:

   a. size, broker (if any), time of execution, and price of purchase; and

   b. the exchange, quotation system, or other facility through which the purchase occurred;

7. Upon the request of the Division, the Prospective Purchasers shall transmit the information specified in paragraph 6 above to the Division at its offices in Washington, D.C. within 30 days of its request;

8. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

9. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

10. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption is based solely on the representations made and the facts presented in your letter and is strictly limited to the application of Rule 14e-5 to the Offer as described above. The Offer should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. The relief granted in this letter is effective as of the date hereof.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. We express no view with respect to any other questions that the Offer may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the Offer.

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority,



James A. Brigagliano
Associate Director
Division of Market Regulation

Attachment

CLEARY GOTTLIEB STEEN & HAMILTON LLP

NEW YORK
WASHINGTON, DC
PARIS
BRUSSELS
MOSCOW

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH
020-7614-2200

FACSIMILE 020-7600-1698
WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

RECEIVED
2007 OCT 31 PM 1:26
SEC / MR

October 30, 2007

Writer's Direct Dial: +44 (0) 20 7614-2237
E-Mail: ssperber@cgsh.com

Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States
Attention: Mr. James Brigagliano, Associate Director

Re: Proposed Offer for Tele Atlas N.V. by Garmin Ltd.

Ladies and Gentlemen:

We are writing to you on a confidential basis on behalf of our client, Garmin Ltd., a public limited company organized under the laws of the Cayman Islands ("**Garmin**"). Garmin is considering making an offer to acquire all of the outstanding shares of Tele Atlas N.V., a public limited liability company incorporated in the Netherlands ("**Tele Atlas**"). The proposed offer may be announced as early as October 31, 2007, and commenced on November 15, 2007. The proposed offer would comprise an offer for all the outstanding ordinary shares, par value of €0.10 per share, of Tele Atlas ("**Tele Atlas Ordinary Shares**"). The proposed offer will be made by a wholly-owned subsidiary of Garmin. The Tele Atlas Ordinary Shares are listed on Euronext Amsterdam and the Frankfurt Stock Exchange (such exchanges are collectively referred to in this letter as the "**Exchanges**"). Tele Atlas Ordinary Shares are not registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and the rules and regulations promulgated thereunder, and they do not trade on any national securities exchange in the United States.

Pursuant to the terms of the proposed offer, Tele Atlas shareholders would have the right to exchange each of their Tele Atlas Ordinary Shares for an amount in cash to be determined prior to public announcement of the proposed offer.

The proposed offer is expected to comprise an offer made pursuant to an Offer Document (the "**Offer Document**") to all holders of Tele Atlas Ordinary Shares, wherever located, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in such offer (the "**Offer**").

The Offer would be structured to comply with the applicable requirements of the Dutch Financial Supervision Act (*Wet financieel toezicht*), the Dutch Securities Market Supervision Act (*Wet toezicht effectenverkeer* 1995), the Dutch Securities Market Supervision Decree (*Bvsluit toezicht effectenverkeer* 1995) and the relevant regulations promulgated thereunder (collectively, the "**Dutch Takeover Regulations**"), which govern tender offers in the Netherlands, as well as applicable rules and regulations of the Dutch securities regulator, the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiele Markten*) (the "**AFM**"). The Offer would also be structured to comply with the applicable requirements of Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder. As discussed below, Garmin expects that the Offer would be a "**Tier II**" offer for the purposes of U.S. regulation. The Offer would be made pursuant to the Offer Document published on or shortly after the date the Offer is formally commenced.

As previously discussed with members of the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**"), Garmin is requesting exemptive relief from Rule 14e-5 promulgated under the Exchange Act to permit purchases or arrangements to purchase Tele Atlas Ordinary Shares by Garmin and any of its subsidiaries and any advisor, broker or financial institution acting as an agent or for the account or benefit of Garmin (collectively, the "**Prospective Purchasers**"), outside of the Offer in accordance with Dutch law.

Cleary Gottlieb Steen & Hamilton LLP is acting as U.S. counsel to Garmin, and Garmin has authorized Cleary Gottlieb Steen & Hamilton LLP to make on its behalf the factual representations set forth in this letter. The statements contained in this letter with respect to the application of Dutch law to the Offer have been reviewed by Allen & Overy LLP, Dutch counsel to Garmin. The statements contained in this letter with respect to Tele Atlas are based on publicly available filings in the Netherlands.

1. Factual Background

Tele Atlas

According to Tele Atlas' Annual Report for the year ended December 31, 2006, publicly available on its website, Tele Atlas delivers digital maps for business partners who use map, local search and dynamic content for a wide range of consumer and enterprise allocations. Tele Atlas provides both digital maps and local search content that help navigation systems users anywhere in the world find people, places and products and the best ways to reach them. Its maps cover 64 countries across six continents and 13.2 million miles of coverage, and include detailed street level road networks, landmarks, restaurants, gas stations and other points of interest. Tele Atlas has 40 mobile mapping vans in Europe and North America that travel the countries to perform data acquisition tasks. It has offices in 54 countries with approximately 1,600 employees.

Based on publicly available information, Tele Atlas appears to be a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act and the Tele Atlas Ordinary Shares are not registered under the Exchange Act, or traded on any on any national securities exchange in the United States. According to Tele Atlas' Annual Report for the year ended December 31, 2006, 90,374,775 Tele Atlas Ordinary Shares were issued and outstanding as of such date.

On July 23, 2007, Tele Atlas and TomTom N.V. ("**TomTom**"), a public limited liability company incorporated in the Netherlands, jointly announced that they expected to reach an agreement in connection with a public offer by TomTom for all Tele Atlas Ordinary Shares at a price of €21.25 per share. On August 21, 2007, a subsequent announcement was made by Tele Atlas and TomTom announcing that the intended offer was "still on track", and on October 2, 2007, TomTom officially commenced the offer pursuant to an offer document dated the same date (the "**TomTom Offer**" and the "**TomTom Offer Document**").

Garmin

Garmin is a leading, worldwide provider of navigation, communications and information devices, most of which are enabled by Global Positioning System ("GPS") technology. Through its operating subsidiaries Garmin designs, develops, manufactures and markets a diverse family of hand-held, portable and fixed-mount GPS-enabled products and other navigation, communications and information products for the automotive/mobile, outdoor/fitness, marine, and general aviation markets. Garmin has achieved a leading market position and a history of consistent growth in revenues and profits by offering ergonomically designed, user-friendly products with innovative features and designs covering a broad range of applications and price points. Garmin's target markets are currently broken down into four main segments – automotive/mobile, outdoor/fitness, marine and aviation. Since the inception of its business, Garmin has delivered over 19 million products, which includes the delivery of over 5.4 million products during 2006. Its U.S. and international operations are run through a variety of subsidiaries, including Garmin International, Inc. and Garmin USA, Inc., which are based in facilities in Olathe, Kansas, where the majority of product design and development work for Garmin is conducted.

Garmin's common shares, par value $0.005 per share, are registered under Section 12(b) of the Exchange Act. As at July 31, 2007, 216,640,909 Garmin common shares were issued and outstanding. The Garmin common shares are listed on the NASDAQ Global Select Market.

2. Qualification for the Tier II Exemption

In conducting the Offer as described in this letter, Garmin expects to be able to rely on Rule 14d-1(d) under the Exchange Act, which provides exemptive relief from otherwise applicable rules to persons engaged in a tender offer under certain conditions (the "**Tier II Exemption**"). In order for an offer to qualify for the Tier II Exemption, (i) the subject company must be a foreign private issuer as defined in Rule 3b-4 under the Exchange Act and not an investment company as defined under the Investment Company Act of 1940, (ii) no more than 40% of the securities of the subject company sought in the offer may be held by holders who are resident in the United States and (iii) the offeror must comply, subject to any applicable exemptions, with all applicable U.S. tender offer rules and regulations.

In the case of competing offers, the Commission stated in Securities Act Release No. 33-7759 (January 24, 2000) (the "**Cross-Border Release**") that if a bidder commences a tender offer during an ongoing tender offer for securities of the same class that is the subject of its offer, the second bidder will be eligible to use the same "Tier" exemption as the prior offeror provided that all the conditions of the exemption, other than the limitation on U.S. ownership, are satisfied by the second bidder.

As discussed above, pursuant to the TomTom Offer, TomTom has made an offer for all of the issued and outstanding Tele Atlas Ordinary Shares. Based on disclosure in the TomTom Offer Document and other public announcements made by TomTom, Garmin believes that TomTom intends to rely on the Tier II Exemption under Rule 14d-1 under the Exchange Act. Garmin therefore believes the Tier II Exemption should be available pursuant to Rule 14d-1(d)(1)(ii) because (i) Tele Atlas is a foreign private issuer, (ii) the TomTom Offer is an ongoing tender offer for Tele Atlas Ordinary Shares where TomTom appears to have relied on the Tier II Exemption and (iii) Garmin intends to comply with all of the other conditions of the Tier II Exemption.

Notwithstanding the foregoing, Garmin believes the Tier II Exemption would be available for its proposed offer even if TomTom were not relying on the Tier II Exemption. Pursuant to the instructions to paragraphs (c) and (d) of Rule 14d-1, the issuer of the subject securities will be presumed to be a foreign private issuer and U.S. holders will be presumed to hold 40% or less of such outstanding securities unless: (i) the tender offer is made pursuant to an agreement with the issuer of the subject securities; (ii) the aggregate trading volume of the subject class of securities on all national securities exchanges in the United States or on the OTC market, as reported to the NASD, over the 12-calendar-month period ending 30 days before commencement of the offer, exceeds 40% of the worldwide aggregate trading volume of that class of securities over the same period; (iii) the most recent annual report or annual information filed or submitted by the issuer with the securities regulators of its home jurisdiction or with the Commission indicates that U.S. holders hold more than 40% of the outstanding subject class of securities; or (iv) the bidder knows or has reason to know that the level of U.S. ownership exceeds 40% of the outstanding subject class of securities.

As of the date hereof, Garmin has not entered into an agreement with Tele Atlas with respect to the making of the Offer. The aggregate trading volume of the Tele Atlas Ordinary Shares on the OTC market as reported to the NASD (Tele Atlas Ordinary Shares are not listed on any national securities exchanges in the United States) over the 12-calendar-month period ending October 15, 2007, was less than 40% of the worldwide aggregate trading volume of the Tele Atlas Ordinary Shares over the same period.[1] The most recent annual report or annual information filed or submitted by Tele Atlas with the Dutch Trade Register of the Chamber of Commerce does not indicate that U.S. holders hold more than 40% of the outstanding Tele Atlas Ordinary Shares. Finally, Garmin does not know or have reason to know that the level of U.S. ownership exceeds 40% of the outstanding Tele Atlas Ordinary Shares.[2] On the basis of the foregoing, Garmin intends that the Offer would be made in reliance on the Tier II Exemption.

3. Proposed Structure of the Offer

The Offer would be structured to comply with the Dutch Takeover Regulations, which govern tender offers in the Netherlands, as well as applicable rules and regulations of the AFM. The AFM and the Commission are parties to an Agreement between the United States and the Kingdom of the Netherlands on Mutual Administrative Assistance in Securities Matters, dated December 11, 1989 and July 1, 1992, and have also recently signed a Memorandum of Understanding between the Commission and the College of Euronext Regulators, dated January 25, 2007, concerning consultation and cooperation regarding the implementation of securities laws with respect to certain matters. In connection with the Offer, Garmin would submit to the AFM a draft Offer Document for its comment and approval. Following the AFM's approval of the Offer Document, an advertisement in a Dutch daily newspaper would be published announcing the availability of the Offer Document.

The Offer would also be structured to comply with the applicable requirements of Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder, subject to the Tier II Exemption and any exemptive relief from Rule 14e-5 granted by the Staff in response to this letter. In connection with the Offer, the Offer Document would be mailed to holders of Tele Atlas Ordinary Shares located in the United States who request the Offer Document or be made available to Tele Atlas for mailing to holders of Tele Atlas Ordinary Shares located in the United States. It is intended that the Offer Document will also be available on Garmin's website.

Under current Dutch Takeover Regulations, the acceptance period for the Dutch Offer may not be less than 30 calendar days (in the case of an unsolicited offer), although there is no statutory limitation on the maximum duration of the acceptance period (the initial acceptance period or any extension thereof should not, however, be unduly lengthy). Given the applicable requirements of the Dutch Takeover Regulations, the Offer would remain open for an initial

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1 Data from Bloomberg shows that, during the 12-calendar-month period ended October 15, 2007, the worldwide aggregate trading volume of the Tele Atlas Ordinary Shares was 198,436,585, of which less than 1% were shares traded on the OTC market as reported to the NASD.

2 According to publicly available information regarding Tele Atlas Ordinary Shares for which holders could be identified, as at October 15, 2007, approximately 12.9% of the issued and outstanding Tele Atlas Ordinary Shares were held by persons located in the United States (calculated pursuant to instructions to paragraphs (c) and (d) of Rule 14d-1).

acceptance period of at least 20 U.S. business days (such period, as may be extended, the **"Acceptance Period"**).

Garmin may, from time to time, extend the Acceptance Period until all the conditions to the Offer are satisfied or, if legally permissible, waived. Any extension of the initial Acceptance Period as well as any extension of the extended Acceptance Period must, under Dutch Takeover Regulations, be announced no later than the third Euronext Amsterdam trading day after expiration of the initial or, as the case may be, extended Acceptance Period. Garmin would also extend the Offer to the extent required by applicable U.S. tender offer rules or applicable Dutch Takeover Regulations.

Under U.S. tender offer rules, if Garmin makes material changes to the terms of the Offer, Garmin (i) would be required to promptly disseminate such changes to holders of Tele Atlas Ordinary Shares who are located in the United States, in a manner reasonably designed to inform them of such changes and (ii) may be required to extend the Acceptance Period to permit time for adequate dissemination thereof.

If Garmin extends the Acceptance Period, it would make an announcement to that effect within three Euronext Amsterdam trading days after the previously scheduled expiration of the Acceptance Period. Garmin would announce any extension of the Acceptance Period by issuing a press release on, among others, the PR Newswire service. During any extension of the Acceptance Period, any Tele Atlas Ordinary Shares validly tendered in the Offer would remain subject to such Offer. If Garmin extends the period of time during which the Offer is open, the Acceptance Period for the Offer would expire on the latest date to which Garmin extends the Offer.

In accordance with Dutch Takeover Regulations, within five Euronext Amsterdam trading days after the expiration of the Acceptance Period for the Offer (*einde aanmeldingstermijn*), Garmin would make a public announcement stating:

(i) that all conditions to the Offer have been satisfied or, to the extent permitted, waived, and declaring the Offer to be unconditional (*gestanddoening*); or

(ii) that the conditions to the Offer have not been satisfied or, to the extent permitted, waived, and that, accordingly, the Offer has been terminated.

Such announcement would be made by publication in the Daily Official List (*Officile Prijscourant*) of Euronext Amsterdam and by means of a press release on, among others, the PR Newswire service. The final results of the Offer must be announced within five Euronext Amsterdam trading days after the end of the Acceptance Period.

Acceptance of Tele Atlas Ordinary Shares validly tendered prior to the expiration of the Acceptance Period would occur only after it is determined that all conditions (including the condition that at least 66 2/3% of the issued and outstanding Tele Atlas Ordinary Shares, calculated on a fully diluted basis, have been validly tendered) to the Offer have been satisfied or, to the extent permitted, waived. Because Garmin believes that the Tier II Exemption will be available, payment for tendered Tele Atlas Ordinary Shares in the Offer would be conducted in accordance with Dutch law and takeover practice and would typically occur no later than five Euronext Amsterdam trading days after the date the Offer is declared unconditional (*gestanddoening*). Garmin would pay the consideration for the tendered Tele Atlas Ordinary Shares in accordance with Dutch law and takeover practice.

Garmin would reserve the right to provide a so-called post-acceptance period of no more than 15 Euronext Amsterdam trading days after the expiration of the Acceptance Period, as permitted under current Dutch Takeover Regulations; although the Offer has been declared unconditional and expired, shareholders could still tender their Tele Atlas Ordinary Shares under the same terms and conditions of the Offer.

4. Purchases Outside the Offer

Purchases Outside the Offer under Dutch Law

The Dutch Takeover Regulations provide that if, following the time at which a public announcement about the preparation or making of a public offer has been made, an offeror purchases a target company's securities outside such offer in a transaction other than in regular stock exchange trading, the offeror must pay in the public offer the highest consideration paid by the offeror in any such transaction. The Dutch Takeover Regulations do not restrict the purchase of a target company's securities outside an offer made in regular stock exchange trading following public announcement. Consequently, absent Rule 14e-5, Dutch law would permit Garmin to acquire Tele Atlas Ordinary Shares in regular stock exchange transactions at prices greater than the consideration offered in the Offer, with no requirement to increase the consideration offered in the Offer.

Dutch Takeover Regulations require that an offeror and the target company disclose any purchases of the target company's securities (or rights to acquire securities) following the time at which a public announcement about the preparation or making of a public offer has been made, whether or not made in regular stock exchange trading, to the AFM. In addition, Dutch law requires any person acquiring securities (or rights to acquire securities) in Tele Atlas as a result of which such person's capital interest or voting interest passes certain thresholds (5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75%, 95%) to make a filing with the AFM, which is publicly disclosed by the AFM.

The Prospective Purchasers will not purchase or arrange to purchase Tele Atlas Ordinary Shares on a stock exchange at a price greater than the value of the consideration offered in the Offer with respect to any purchases of Tele Atlas Ordinary Shares by or on behalf of Garmin outside of the Offer in accordance with Dutch law without increasing the Offer consideration to such greater price paid outside the Offer by the Prospective Purchasers for Tele Atlas Ordinary Shares.

Application of Rule 14e-5

Subject to certain exceptions, Rule 14e-5 prohibits a "covered person" from, directly or indirectly, purchasing or arranging to purchase any equity securities in the target company or any securities immediately convertible into, exchangeable for or exercisable for equity securities in the target company, except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires. "Covered Person" is defined as (i) the offeror and its affiliates, (ii) the offeror's dealer-manager and its affiliates, (iii) any advisor to any of the foregoing, whose compensation is dependent on the completion of the offer and (iv) any person acting, directly or indirectly, in concert with any of the persons specified above.

Rule 14e-5 is designed to prevent manipulative and deceptive practices whereby a person making a cash tender or exchange offer purchases (or arranges to purchase) shares otherwise than pursuant to the offer. Among the concerns that Rule 14e-5 is designed to prevent are avoidance of pro-rationing requirements, disparate treatment of persons who tender into the offer and persons who sell securities outside the offer and holders of large blocks of the subject securities demanding greater or different consideration than that offered pursuant to the tender or exchange offer. None of these concerns is present here. Furthermore, the Commission has recognized that a strict application of Rule 14e-5 could disadvantage U.S. security holders in some situations. In this context, the Commission has noted in the Cross-Border Release that "flexible application of Rule 14e-5 is necessary and appropriate to encourage offerors for the securities of foreign private issuers to extend their offers to U.S. security holders."

The Prospective Purchasers are requesting relief from Rule 14e-5 in order to permit purchases or arrangements to purchase Tele Atlas Ordinary Shares by or on behalf of Garmin outside of the Offer in accordance with Dutch law in the manner described herein.

Basis for Relief

Paragraph (d) of Rule 14e-5 states that the Commission may grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any transaction.

In the Cross-Border Release, the Commission has provided for continued review of exemption requests, on a case-by-case basis, in situations, such as the instant case, where U.S. ownership exceeds (or is presumed to exceed) 10%. The Commission has enumerated certain factors that it considers important in ruling on a Rule 14e-5 exemption request, including (i) the degree of ownership of the target by U.S. holders, (ii) whether the offer will be made to the U.S. holders on an equal basis to non-U.S. holders, (iii) whether the consideration will be cash or securities, (iv) the nature of the foreign regulation to which the offer is subject and (v) whether the principal trading market for the target's securities is outside the United States.

In the context of the Offer, (i) the Prospective Purchasers reasonably believe U.S. persons beneficially own more than 10% but less than 40% of the Tele Atlas Ordinary Shares, which is consistent with the level of U.S. shareholdings noted in prior letters requesting relief from Rule 14e-5, (ii) the Offer would be made on the same basis to U.S. and non-U.S. holders, (iii) the Offer consideration would consist solely of cash, (iv) the AFM would have primary regulatory authority over the Offer and it would be fully regulated under the Dutch Takeover Regulations and (v) the principal trading market for the Tele Atlas Ordinary Shares is outside the United States.

The Commission has granted a number of exemptions from Rule 14e-5 to permit purchases by offerors or persons acting on behalf of offerors outside of the offer with respect to offers conducted in the Netherlands. In particular, we note that the Staff recently granted such exemptive relief in the *Proposed Offer for ABN AMRO Holding N.V. by Royal Bank of Scotland Group PLC et al.*, File No. TP 07-74 (July 20, 2007) and in the *Combination of Barclays PLC and ABN AMRO Holding N.V.*, File No. TP 07-61 (April 24, 2007). *See, also, Dexia Banque Internationale Offer for Kempen & Co N.V., File No. TP 01-154* (June 19, 2001); *Invensys plc for Baan Company N.V.*, File No. TP 00-106 (May 26, 2000); *Royal Dutch Petroleum Company, N.V. and The "Shell" Transport and Trading Company, Public Limited Company*, File No. TP 04-105 (November 19, 2004). We also note that in *Cash Tender Offer by Sulzer AG for the Ordinary Shares of Bodycote International plc*, File No. TP 07-48 (March 2, 2007), the Staff granted class-wide exemptive relief under Rule 14e-5 to offerors that wish to purchase shares of a foreign private issuer target outside of the tender offer in certain prescribed circumstances, nearly all of which are present in this request for exemptive relief. We believe that the only condition of the Sulzer letter that is not met in this circumstance is that, as described above, Dutch law does not require in all circumstances that the tender offer price be increased to match any consideration paid outside of the tender offer that is greater than the tender offer price.[3]

Although there are, in our view, doubts as to whether the jurisdictional predicate for the application of the Exchange Act – namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange" – would be satisfied if the Prospective Purchasers or their respective affiliates made purchases of Tele Atlas Ordinary Shares outside the United States, we nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We have been requested by Garmin to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Tele Atlas Ordinary Shares outside the United States in the absence of such exemptive relief.

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[3] We ask that the Staff consider the granting of class wide relief in situations where all of the Sulzer conditions are met except for the condition that "the laws of the home jurisdiction require that the tender offer price be increased to match any consideration paid outside of the tender offer that is greater than the tender offer price". Such class wide relief would be premised on the requirement that the bidder undertakes in its offer documentation to raise the tender offer price to match any such consideration paid outside of the offer that is greater than the tender offer price.

5. Requested Exemptive Relief

Based on the foregoing, we respectfully request, on behalf of the Prospective Purchasers, that the Commission grant relief from Rule 14e-5 in order to permit purchases or arrangements to purchase Tele Atlas Ordinary Shares by or on behalf of Garmin outside of the Offer in accordance with Dutch law, through expiration of the Offer. With respect to any purchases of Tele Atlas Ordinary Shares by or on behalf of Garmin outside of the Offer in accordance with Dutch law, if any of the Prospective Purchasers purchase Tele Atlas Ordinary Shares outside the Offer on the Exchanges or in off-Exchange transactions at a price greater than the value of the consideration offered in the Offer, Garmin will pay in the Offer the highest consideration paid by such Prospective Purchaser in any such transactions.

In addition, the foregoing request for exemptive relief will be subject to the following conditions:

(i) No purchase or arrangements to purchase Tele Atlas Ordinary Shares, otherwise than pursuant to the Offer, will be made in the United States, unless otherwise permitted under Rule 14e-5;

(ii) Disclosure of the possibility of, or intention to make, purchases or arrangements to purchase Tele Atlas Ordinary Shares outside of the Offer by the Prospective Purchasers and the manner in which information regarding such purchases or arrangements to purchase will be disseminated will be included prominently in the Offer Document;

(iii) The Prospective Purchasers will disclose in the United States, to the extent that such information is made public in the Netherlands pursuant to the Dutch Takeover Regulations, information regarding all purchases of Tele Atlas Ordinary Shares by or on behalf of Garmin outside of the Offer subsequent to the announcement date;

(iv) The Prospective Purchasers will comply with applicable requirements under Dutch law, including the Dutch Takeover Regulations;

(v) The Prospective Purchasers will provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all purchases of Tele Atlas Ordinary Shares made by or on behalf of Garmin outside of the Offer, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution and price of purchase and (ii) the exchange, quotation system or other facility through which the purchase occurred;

(vi) Upon the request of the Division of Market Regulation, the Prospective Purchasers will transmit the information specified in paragraph (v) above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(vii) The Prospective Purchasers will retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(viii) Representatives of the Prospective Purchasers will be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) upon request to respond to inquiries of the Division of Market Regulation relating to their records; and

(ix) Except as otherwise exempted herein, the Prospective Purchasers will comply with Rule 14e-5.

* * * * *

If you need any further information or wish to discuss the foregoing matters, please do not hesitate to contact me, Jennifer C. Bender or Evan Schwartz in London at +44 20 7614 2200.

Sincerely,



pp Sebastian R. Sperber

cc: Victoria L. Crane, Securities and Exchange Commission
Andrew Etkind, Esq., Garmin Ltd.
Jennifer C. Bender
Evan Schwartz

END